FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

The Altman Group

212-400-2605

wantler@altmangroup.com

The Taiwan Fund, Inc. Announces the Results of the Annual Stockholders Meeting,

Adoption of a Discount Management Policy and Approval in Principle of a One-Time

Tender Offer

Results of the Annual Stockholders Meeting

March 1, 2012 – The Taiwan Fund, Inc. (NYSE: TWN) announces today that at the Annual Stockholders Meeting held on February 23, 2012, the stockholders of the Fund voted to approve the election of all nominees for Director and the proposed Investment Advisory and Management Agreement between the Fund and Martin Currie, Inc. (“Martin Currie”) and the proposed Sub-Advisory Agreement between Martin Currie and APS Asset Management Pte Ltd.

Discount Management Policy

As previously announced, the Fund will implement, during March 2012, a Discount Management Policy. Under this Policy, the Fund will repurchase its common shares in the open market on any day that the Fund’s shares are trading at a discount of 9% or more from net asset value the prior day and there is a daily average discount of 9% or more from net asset value over the five-day period ending the prior day. On each day that shares are repurchased, the Fund will repurchase its shares to the maximum extent permitted by law unless the Fund’s investment management determines that such a repurchase would be detrimental to the Fund and its shareholders. Under the program, the Fund is authorized to repurchase in each twelve month period ended August 31 up to 10% of its common shares outstanding as of August 31 the prior year. For example, for the year September 1, 2012 to August 31, 2013, the Fund may repurchase up to 10% of its common shares outstanding as of August 31, 2012.

The discount management program will replace the Fund’s existing share repurchase program under which the Fund is required to consider repurchase of its common shares in the open market if the discount exceeds 15%. During the current fiscal year and last fiscal year of the Fund, the Fund did not repurchase shares under this program.

The discount management program is intended to enhance shareholder value, as repurchases made at a discount have the effect of increasing the net value per share of the Fund’s remaining shares.

There is no assurance that the market price of the Fund’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases. These repurchases may be suspended at any time or from time to time without prior notice. The Fund’s repurchase activity will be disclosed in its stockholder reports for the relevant fiscal periods.

Approval in Principle of One-Time Tender Offer

As previously announced, the Board of Directors has voted to approve in principle a one-time tender offer (the “Tender Offer”) to repurchase up to 50% of its outstanding shares at 99% of net asset value, subject to regulatory and other confirmations. It is expected that the Tender Offer will be launched during the second calendar quarter of 2012. The Tender Offer, if made, will be made on the terms and subject to the conditions to be determined by the Board of Directors and set forth in an Offer Notice and related Letter of Transmittal.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer, if made, will be made only by an Offer Notice, a related Letter of Transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they will contain important information about the Tender Offer.

The Fund is a diversified closed-end investment company, which seeks long term capital appreciation primarily through investments in equity securities listed on the Taiwan Stock Exchange. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “TWN.”

For additional information on the Fund, including information on the Fund’s holdings, visit the Fund’s website at www.thetaiwanfund.com or call 1-877-864-5056.

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